Exhibit 11
Pinnacle Entertainment, Inc.
Computation of Earnings Per Share

	For the three months ended June 30,
	Basic		Diluted (a)
	2010	2009	2010	2009
	(in thousands, except per share data)
Average number of common shares outstanding	60,718	60,064	60,718	60,064
Average common shares due to assumed conversion of stock options	—	—	—	787

Total shares	60,718	60,064	60,718	60,851

Income (loss) from continuing operations	$(41,564)	$8,976	$(41,564)	$8,976
Income (loss) from discontinued operations, net of income taxes	(7,750)	(4,268)	(7,750)	(4,268)

Net income (loss)	$(49,314)	$4,708	$(49,314)	$4,708

Per share data:
Income (loss) from continuing operations	$(0.68)	$0.15	$(0.68)	$0.15
Income (loss) from discontinued operations, net of income taxes	(0.13)	(0.07)	(0.13)	(0.07)

Net income (loss) per share	$(0.81)	$0.08	$(0.81)	$0.08

	For the six months ended June 30,
	Basic		Diluted (a)
	2010	2009	2010	2009
	(in thousands, except per share data)
Average number of common shares outstanding	60,414	60,036	60,414	60,036
Average common shares due to assumed conversion of stock options	—	—	—	1,295

Total shares	60,414	60,036	60,414	61,331

Income (loss) from continuing operations	$(39,775)	$12,442	$(39,775)	$12,442
Income (loss) from discontinued operations, net of income taxes	27,204	(6,803)	27,204	(6,803)

Net income (loss)	$(12,571)	$5,639	$(12,571)	$5,639

Per share data:
Income (loss) from continuing operations	$(0.66)	$0.20	$(0.66)	$0.20
Income (loss) from discontinued operations, net of income taxes	0.45	(0.11)	0.45	(0.11)

Net income (loss) per share	$(0.21)	$0.09	$(0.21)	$0.09

(a)	When the computed diluted values are antidilutive, the basic per share values are presented on the face of the Condensed Consolidated Statements of Operations (Unaudited).